DUNN RUSH & CO. LLC

FINANCIAL STATEMENT WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 31, 2025

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SEC FILE NUMBER
8-68293

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Dunn Rush & Co. LLC

TYPE OF REGISTRANT (check all applicable boxes):

■ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

75 Federal Street, 21st Floor
(No. and Street)

Boston	MA	02110
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Greg Rush	617-451-0001	grush@dunnrush.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Stowe & Degon LLC
(Name – if individual, state last, first, and middle name)

95A Turnpike Road	Westborough	MA	01581
(Address)	(City)	(State)	(Zip Code)

11/25/2003	577
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gregory R. Rush _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Dunn Rush & Co. LLC _____ , as of December 31 _____ , 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Member

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



STOWE&DEGON
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Dunn Rush & Co. LLC
Boston, Massachusetts

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Dunn Rush & Co. LLC ("the Company"), as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Dunn Rush & Co. LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Stowe + Degon LLC

Westborough, Massachusetts
March 25, 2026
We have served as the Company's auditor since 2025.

DUNN RUSH & CO. LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2025

ASSETS

Cash	$	211,980
Prepaid expenses		45,883
Deposits		42,240
Property and equipment, net of accumulated depreciation of $63,295		45,275
Operating lease right-of-use asset		434,793
	$	780,171

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	25,538
Deferred revenue		16,667
Operating lease liability		486,064
		528,269
Members' equity		251,902
	$	780,171

See report of independent registered public accounting firm and notes to financial statement.

NOTES TO FINANCIAL STATEMENT
December 31, 2025
(See Report of Independent Registered Public Accounting Firm)

Note 1   **Organization and nature of business**

Dunn Rush & Co. LLC (the "Company") was formed in 2009 and is a Massachusetts limited liability company. The Company offers merger and acquisition, financial advisory, and private placement services in accordance with the management agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is a registered broker dealer under the Securities Exchange Act of 1934 and is a member of FINRA and the Securities Investor Protection Corporation ("SIPC").

All member units are restricted from transfer, unless transferred to permitted transferee's as defined in the agreement, without the Company and members being offered the first right to repurchase the units. If the Company and the other members do not exercise their right, the units may be sold to a bona fide third party.

Note 2   **Summary of significant accounting policies**

Basis of presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Liquidity
The Company does not have sufficient liquidity to meet its anticipated obligations over the next year from the date of the issuance of these financial statements. In connection with the Company's assessment of going concern considerations in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-15, "Disclosures of Uncertainties about an Entity's Ability to Continue as a Going Concern," management has determined that the Company has access to funds from the Managing Member that are sufficient to fund the working capital needs of the Company through one year from the date of the issuance of these financial statements.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Allowance for credit losses
The Company adheres to the guidance under FASB Accounting Standards Codification ("ASC") 326 which uses an expected loss model to ascertain allowance for credit losses. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2025.

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2025
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies (continued)**

Segment Reporting
The Accounting Standards Update ASU 2023-07 issued by the FASB introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders.

The Company operates as a single line of business as a securities broker-dealer, which is comprised of several classes of services, including mergers and acquisitions and advisory work. The Company has identified its Managing Director as the Chief Operating Decision Maker ("CODM") as specified in ASU 2023-07, who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reporting segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only a single reportable segment.

Fair value of financial instruments
The carrying amounts of financial instruments, including cash, prepaid expenses, deposits, and accounts payable and accrued expenses, approximates fair value due to the short term maturities of these assets and liabilities.

Income taxes
The members of the Company have elected to have the Company taxed as a partnership for income tax purposes. Accordingly, the Company is not subject to federal or state income taxes. All taxable income/loss and tax credits are reflected on the income tax returns of the members.

The FASB has issued a standard that clarifies the accounting and recognition of income tax positions taken or expected to be taken in the Company's income tax returns. The Company has analyzed tax positions taken for filing with the Internal Revenue Service and all state jurisdictions where it operates. The Company believes that income tax positions will be sustained upon examination and does not anticipate any adjustments that would result in a material adverse affect on the Company's financial condition, results of operations or cash flows. Accordingly, the Company has not recorded any reserves or related accruals for interest and penalties for uncertain income tax positions.

DUNN RUSH & CO. LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2025
(See Report of Independent Registered Public Accounting Firm)

Note 2   **Summary of significant accounting policies (continued)**

Income tax positions
If the Company incurs interest or penalties as a result of unrecognized tax positions the policy is to classify interest accrued with interest expense and penalties thereon with operating expenses. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Property and equipment
Property and equipment is stated at cost. Depreciation is calculated on the straight-line method over the estimated useful life of the related asset.

Description	Estimated Useful Life
Property and equipment	5-7 years

Accounts receivable
The Company records accounts receivable at cost.

Leases
The Company accounts for its leases in accordance with the provisions of ASC 842, *Leases*, which requires, for operating leases with terms in excess of twelve months the right of use asset be amortized on the straight-line basis over the term of the lease, and the liability for the operating lease is amortized using incremental borrowing rate.

Subsequent events
The Company has evaluated subsequent events through March 25, 2026, which is the date the financial statements were available to be issued.

Note 3   **Net capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance and requires that the Company's aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. At December 31, 2025 the Company's net capital was $118,504 which was $112,272 in excess of its required net capital of $6,232. The Company's aggregate indebtedness to net capital was 0.79 to 1.

Note 4   **Cash Concentrations**

The Company maintains its cash at financial institutions in bank deposits, which may exceed federally-insured limits. The Company has not experienced any losses in such accounts and the Company believes it is not exposed to any significant risk with respect to cash. Bank balances in excess of FDIC limits is $0.

DUNN RUSH & CO. LLC

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2025
(See Report of Independent Registered Public Accounting Firm)

Note 5   **Leases Commitments**

The Company accounts for the lease commitments under the provisions of ASC 842, *Leases*. The Company has recorded a lease liability for the present value of the future lease payments, using a discount rate of 6% which is the Company's estimated incremental borrowing rate for loans with similar terms, at lease commencement. A right-of-use asset has been recorded in the amount of the lease liability. Lease costs are being recognized on a straight-line basis over the term of the lease. Cash paid for amounts included in the measurement of operating leases was $132,706.

Weighted average remaining lease term	4.0 years
Weighted average discount rate	6.0%

Future lease payments under a non-cancellable operating leases with initial terms in excess of one year are as follows:

2026	$ 133,158
2027	135,821
2028	138,537
2029	141,308
Total future lease payments	548,824
Less imputed interest	(62,760)
Present value of lease liability	$ 486,064

Note 6   **Commitments and Contingencies**

The Company does not have any commitments, guarantees or contingencies including arbitration or other litigation claims that may result in a loss or future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 7   **Exemption from Rule 15c3-3**

The Company amended its membership agreement with FINRA on October 6, 2020 and will not claim exemption from the provisions of Rule 15c3-3 of the SEC, in reliance on footnote 74 to SEC Release 34-70073.

Note 8   **Defined Contribution Retirement Plan**

In 2016 the Company adopted a defined contribution plan. The plan is a 401K/profit sharing plan and is eligible to all employees and members of the Company meeting certain eligibility. Eligible employees can elect to defer a portion of their salary or guaranteed payment to the 401k plan, while the Company can contribute a discretionary amount for profit sharing.

NOTES TO FINANCIAL STATEMENT (CONTINUED)
December 31, 2025
(See Report of Independent Registered Public Accounting Firm)

Note 9   **Defined Benefit Pension Plan**

On December 29, 2016 the Company adopted a defined benefit pension plan (the Plan) with an effective date of January 1, 2016. The Plan covers all employees and members of the Company meeting certain eligibility requirements. As of December 31, 2025 one employee and the two members of the Company met the criteria for eligibility. The Company's funding policy is to contribute an amount equal to or greater than the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as determined under actuarial assumptions based upon percentage of payroll or self-employment income costs. The contributed amounts will not exceed the maximum tax deductible limit. The Plan will invest primarily in publicly traded securities including equities and fixed income instruments. Total plan assets at December 31, 2025 was $2,791,042. All plan assets are invested in level 1 securities. These securities use a valuation methodology that provides for adjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. The amount funded for the year ended December 31, 2025 is $0. The Company paused funding the plan for the year ended December 31, 2025. The Company's share of the actuarially determined projected benefit obligation at December 31, 2025 is $2,296,266 and the accumulated benefit obligation is $2,296,266. This is based upon end of year valuations.

These amounts were calculated using the following assumptions:

Pre-retirement interest rate	5%
Post retirement interest rate	5%

The total benefits payable as monthly annuities are expected to be as follows:

From 2026 through 2030	$510,140
From 2031 through 2035	$659,322
Lump sum payments at 2026	$1,262,881